VONTIER CORPORATION

5420 Wade Park Boulevard, Suite 206

Raleigh, NC 27607

December 28, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher Edwards, Esq.

Re:	Vontier Corporation
Registration Statement on Form S-1
Filed December 28, 2020
File No. 333-251768

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vontier Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Time on December 30, 2020, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to W. Andrew Jack of Covington & Burling LLP at (202) 662-5232 and that such effectiveness also be confirmed in writing.

Very truly yours,

VONTIER CORPORATION

By:	/s/ Courtney Kamlet
Name:	Courtney Kamlet
Title:	Vice President, Associate General Counsel and Corporate Secretary

cc:	W. Andrew Jack, Covington & Burling LLP